AMENDMENT TO SCHEDULE A
to the
INVESTMENT SUB-ADVISORY AGREEMENT
Dated September 15, 2023
among
Empowered Funds, MarketDesk Indices LLC, and EA Series Trust
The Adviser will pay to the Sub-Adviser as compensation for the Sub-Adviser’s services rendered, a fee, computed daily at an annual rate based on the daily net assets of the respective Fund in accordance with the following fee schedule:

Sub-Advisory Fee Schedule
MarketDesk Focused U.S. Dividend ETF	18 basis points
MarketDesk Focused U.S. Momentum ETF	25 basis points

IN WITNESS WHEREOF, the parties hereto have executed this Amendment by their respective duly authorized officers as of February 7, 2025.

EMPOWERED FUNDS, LLC		EA SERIES TRUST

By:	/s/ Michael D. Barolsky	By:	/s/ Sean Hegarty
Name:	Michael D. Barolsky	Name:	Sean Hegarty
Title:	Chief Legal Officer	Title:	Treasurer

MARKETDESK INDICES LLC

By:	/s/ Matthew Clements
Name:	Matt Clements
Title:	Director, Controller

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